February 3, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Robert Babula and Gus Rodriguez

RE:    Newpark Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed August 3, 2022
File No. 001-02960

Dear Messrs. Babula and Rodriguez:

Newpark Resources, Inc. (the “Company”) hereby submits via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 2, 2022 (the “Comment Letter”), with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 25, 2022 (the “2021 Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period ended June 30, 2022 filed with the Commission via the Commission’s EDGAR system on August 3, 2022 (the “Q2 2022 Form 10-Q”).
Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses are preceded by the Staff’s comments for ease of reference.

Newpark Resources, Inc. • 9320 Lakeside Blvd., Suite 100, The Woodlands, Texas 77381 • (281) 362-6800 • FAX (281) 362-6801

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

Form 10-K for the Fiscal Year Ended December 31, 2021
Item 1A. Risk Factors, page 8
1.Tell us how management considered including a risk factor addressing inflation and the impact that higher interest rates and increased costs will have on interest expense, materials and other aspects of your business operations that may be materially impacted by inflation.

Response: Based on the evaluation of our business model and financial exposure, management considers the potential inflationary effects of raw material and personnel costs to represent significant risks to the Company’s financial performance, though in both cases, we attempt to neutralize any inflationary effects through pricing adjustments to our customers or management of other operating costs. These specific risks were addressed within the Risk Factors section of our 2021 Form 10-K within the following excerpts (bold font added for emphasis):

Item 1A. (Page 11) – Risks Related to Our Ability to Attract, Retain, and Develop Qualified Leaders, Key Employees, and Skilled Personnel - Our failure to attract, retain, and develop qualified leaders and key employees at our corporate, divisional, or regional headquarters could have a material adverse effect on our business. In addition, all of our businesses are highly dependent on our ability to attract and retain highly-skilled product specialists, technical sales personnel, and service personnel. The market for qualified employees is extremely competitive. If we cannot attract and retain qualified personnel, our ability to compete effectively and grow our business will be severely limited. Also, a significant increase in wages paid by competing employers could result in a reduction in our skilled labor force or an increase in our operating costs.

We have experienced, and expect to continue to experience, a shortage of labor for certain functions, including due to concerns around COVID-19 and other factors, which has increased our labor costs and negatively impacted our profitability. The extent and duration of the effect of these labor market challenges are subject to numerous factors, including the continuing effect of the COVID-19 pandemic, vaccine mandates that may be announced in jurisdictions in which our businesses operate, availability of qualified persons in the markets where we and our contracted service providers operate and unemployment levels within these markets, behavioral changes, prevailing wage rates and other benefits, inflation, adoption of new or revised employment and labor laws and regulations (including increased minimum wage requirements) or government programs, safety levels of our operations, and our reputation within the labor market.

Item 1A. (Page 11) – Risks Related to the Price and Availability of Raw Materials - Our ability to provide products and services to our customers is dependent upon our ability to obtain raw materials necessary to operate our business. Certain of the raw materials essential to our business are sourced globally and require various freight services to transport the materials to our jobsites. These services may be impacted by current supply chain disruptions and, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and consolidated results of operations. In addition, price increases imposed by our vendors for raw materials used in our business and the inability to pass these increases through to our customers could have a material adverse effect on our business and results of operations.

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

Our Industrial Solutions business is highly dependent on the availability of high-density polyethylene (“HDPE”), which is the primary raw material used in the manufacture of our recyclable composite mats. The cost of HDPE increased significantly in 2021, and our costs can vary based on the energy costs of the producers of HDPE, demand for this material, and the capacity or operations of the plants used to make HDPE. We may not be able to increase our customer pricing to cover the cost increases that we have experienced, which could result in a reduction in future profitability.

In addition to the above, our material risks related to indebtedness were addressed within the Risk Factors section of our 2021 Form 10-K within the following excerpt (bold font added for emphasis):

Item 1A. (Page 13) – Risks Related to the Cost and Continued Availability of Borrowed Funds, including Risks of Noncompliance with Debt Covenants - We use borrowed funds as an integral part of our long-term capital structure and our future success is dependent upon continued access to borrowed funds to support our operations. The availability of borrowed funds on reasonable terms is dependent on the condition of credit markets and financial institutions from which these funds are obtained. Adverse events in the financial markets, or restrictions on lenders ability or willingness to lend to companies that have significant exposure to customers in the oil and natural gas industry, may significantly reduce the availability of funds, which may have an adverse effect on our cost of borrowings and our ability to fund our business strategy. Our ability to meet our debt service requirements and the continued availability of funds under our existing or future loan agreements is dependent upon our ability to generate operating income and generate sufficient cash flow to remain in compliance with the covenants in our debt agreements. This, in turn, is subject to the volatile nature of the oil and natural gas industry, and to competitive, economic, financial, and other factors that are beyond our control.
Note: remainder of this risk factor included in our 2021 Form 10-K not included here.
In addition, we quantified this interest rate exposure within the Quantitative and Qualitative Disclosures About Market Risk section of our 2021 Form 10-K, within the following excerpt (bold font added for emphasis):

Item 7A. (Page 38) – Interest Rate Risk - At December 31, 2021, we had total principal amounts outstanding under financing arrangements of $115.0 million, including $86.5 million of borrowings under our ABL Facility and $6.0 million of borrowings under a U.K. term loan which are subject to variable interest rates as determined by the respective debt agreements. The weighted average interest rate at December 31, 2021 for the ABL Facility and the U.K. term loan was 1.6% and 3.4%, respectively. Based on the balance of variable rate debt at December 31, 2021, a 100 basis-point increase in short-term interest rates would have increased annual pre-tax interest expense by $0.9 million.

Throughout 2022, we considered the market changes and their potential impact on our business performance, and added the following Risk Factor within our Form 10-Q for the Quarterly Period Ended March 31, 2022 to address potential impacts, including inflationary impacts, from the new development related to the conflict between Russia and Ukraine (bold font added for emphasis):

Risks Related to the Ongoing Conflict Between Russia and Ukraine - Given the nature of our business and our global operations, the current conflict between Russia and Ukraine may adversely affect our business and results of operations.

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

Although we do not have any operations in Russia or Ukraine, the broader consequences of this conflict, which may include embargoes, supply chain disruptions, regional instability, and geopolitical shifts, and the extent of the conflict’s effect on our business and results of operations as well as the global economy, cannot be predicted.

The current conflict between Russia and Ukraine may also have the effect of heightening many other risks disclosed in our public filings, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, the volatility of oil and natural gas prices that can adversely affect demand for our products and services; our customers’ activity levels, spending for our products and services, and ability to pay amounts owed us that could be impacted by the ability of our customers to access equity or credit markets; the price and availability of raw materials; the cost and continued availability of borrowed funds; and cybersecurity breaches or business system disruptions.

To the extent that inflation impacts our operating costs, there are typically offsetting benefits either inherent in our business or that result from other steps we take to reduce the impact of inflation on our net operating results. Additionally, we take measures to mitigate the impact of cost increases in certain commodities.

In response to the foregoing comment, the Company intends to include an additional Risk Factor in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 substantially as follows:

Risks Related to Inflation - Increases in the cost of wages, materials, parts, equipment and other operational components has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, inflation has also resulted in higher interest rates, which could cause an increase in the cost of debt borrowing in the future, as well as supply chain shortages, an increase in the costs of labor, currency fluctuations and other similar effects.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.You disclose in your August 2022 investor presentation that you are reshaping your balance sheet to support growth plans. Please discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Also discuss material events and uncertainties, including any changes expected to result from your “reshaping” efforts, that may impact your future financial condition. Refer to Item 303(a) of Regulation S-K.

Response: Our “reshaping” efforts, as referenced in the August 2022 investor materials, is referring to our strategic focus on operating cost and balance sheet discipline to responsibly fund our growth plans while balancing these growth investments with return of capital to our shareholders, which includes certain strategic actions identified by management. Our 2021 Form 10-K included the following specific disclosure related to our growth plans, and the strategic actions identified by management (bold font added for emphasis):

Item 1. (Page 4) – “To help reduce our dependency on customers in the volatile E&P industry, improve the stability in cash flow generation and returns on invested capital, and provide growth opportunities into new markets, we have focused our efforts over the past several years on diversifying our presence

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

outside of our historical E&P customer base. These efforts have been primarily focused within our Site and Access Solutions business, where we have prioritized growth in power transmission, pipeline, renewable energy, and construction markets.”

Item 7. (Page 21) – “In February 2022, in consideration of broader strategic priorities and the timeline and efforts required to further develop the industrial blending business, our management recommended and our Board of Directors approved a plan to exit our Industrial Blending operations. As part of the exit plan, we expect to complete the wind down of the Industrial Blending business by the end of the second quarter 2022 and pursue the sale of the industrial blending and warehouse facility located in Conroe, Texas, as well as the sale or other disposal of the blending and packaging equipment and other related assets currently used in these operations. The Industrial Blending business contributed $9 million of revenues in 2021 and incurred an operating loss of $2 million. As of December 31, 2021, the carrying value of the long-lived assets associated with the Industrial Blending business was $20 million. As a result of the plan to exit and dispose of the assets used in the industrial Blending business, we may incur pre-tax charges in the range of approximately $4 million to $8 million primarily related to the non-cash impairment of long-lived assets.”

Item 7. (Page 23) – “In February 2022, our Board of Directors approved management’s plan to explore strategic options for our U.S. mineral grinding business, which contributed total third-party revenues of $36 million in 2021 yielding approximately break-even operating income and ended the year with $47 million of net capital employed, including approximately $25 million of net working capital. We continue to evaluate other under-performing areas of our business, particularly within the U.S. and Gulf of Mexico oil and natural gas markets, which necessitates consideration of broader structural changes to transform this business for the new market realities. In the absence of a longer-term increase in activity levels, we may incur future charges related to these efforts or potential asset impairments, which may negatively impact our future results. In the absence of a longer-term increase in activity levels, we may incur future charges related to these efforts or potential asset impairments, which may negatively impact our future results.”

Item 7. (Page 32) – “In February 2022, we initiated a plan to wind down our Industrial Blending operations and pursue the sale of the industrial blending and warehouse facility and related equipment, and also made the decision to explore strategic options for our U.S. mineral grinding business. Although the timing of any such transactions is not determinable, we expect to use any proceeds for general corporate purposes in support of our strategic initiatives. We also continue to evaluate additional sources of liquidity to support our longer-term needs.”

As our plans related to these efforts evolved throughout 2022, we updated our disclosure accordingly, including the following disclosures included within our Q2 2022 Form 10-Q (bold font added for emphasis):

Item 2. (Page 16) – “As a result of the plan to exit and dispose of the assets used in the Industrial Blending business, we disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021 that we may incur pre-tax charges in the range of approximately $4 million to $8 million primarily related to the non-cash impairment of long-lived assets used in the Industrial Blending business. In June 2022, as a result of the ongoing sales process and revised estimates for the expected net proceeds from the ultimate disposition, we recognized a $7.9

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

million impairment charge related to these long-lived assets. As of June 30, 2022, the remaining carrying value of the long-lived assets previously used in the now exited Industrial Blending business was $11 million. It remains possible that we may incur a future impairment or loss related to the ongoing sales process.”

Item 2. (Page 18) – “As part of this portfolio review, during the first quarter of 2022, our Board of Directors approved management’s plan to explore strategic options, including the potential sale, for our U.S. mineral grinding business. During the second quarter of 2022, we initiated a formal sale process that we anticipate completing in 2022, although it is not certain that any such transaction will be consummated. The U.S. mineral grinding business contributed third-party revenues of $26 million for the first half of 2022 and $16 million for the first half of 2021. As of June 30, 2022, the U.S. mineral grinding business had approximately $53 million of net capital employed, including approximately $31 million of net working capital.”

Item 2. (Page 27) – “During the second quarter of 2022, we initiated a formal sale process for our U.S. mineral grinding business. While certain inherent uncertainties remain that could impact the timing or completion of a sale transaction, we currently anticipate completing a divestiture transaction in the fourth quarter of 2022. We also are continuing the sales process for the warehouse facility and related equipment previously used in our Industrial Blending operations, which we exited in March 2022. We believe that these divestitures, as well as ongoing efforts to optimize investments in the deepwater Gulf of Mexico, will generate more than $70 million of net cash proceeds in the coming months. Although the timing of any such transactions is not determinable, we expect to use any such proceeds for general corporate purposes, including debt reduction and the support of our strategic initiatives.”
These “reshaping” transactions were completed in the fourth quarter of 2022, and the Company issued press releases related to such updates and provided applicable disclosures on Forms 8-K, filed with the Commission via the Commission’s EDGAR system on December 1, 2022 and December 28, 2022.

The Company notes that there are currently no further significant “reshaping” efforts underway, and there was no significant impact of inflation on the actions taken. As these transactions were finalized during the fourth quarter of 2022, we intend to discuss and analyze the resulting impact to our financial condition as well as our future financial condition and operating results in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022. Such anticipated disclosures substantially include the following: Summary of the transactions, cash proceeds received, expected use of proceeds, net gain/loss recognized, and summarized operating results and net assets of the business units exited. Further, the Notes to the Financial Statements will include the impact of these transactions on applicable balance sheet items, including property, plant and equipment, inventories and receivables.

We will continue to include disclosures in future periodic reports that describe any significant plans, material events, and uncertainties, that may impact our future financial condition.

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Segment Results, page 21

3.You disclose that inflationary pressures are negatively impacting your segment's operating income. Your discussion and analysis of segment cost of revenues is limited to the context of operating income, which does not address your cost of revenues directly. Please discuss and analyze cost of revenues, quantify the effect that inflation had on cost of revenues and discuss changes in the significant components of cost of revenues that caused cost of revenues to materially vary between periods.

Response: We note that our Q2 2022 Form 10-Q included the following excerpt to describe the change in our cost of revenues, including the impact of inflation (bold font added for emphasis):

Item 2. (Page 19) – “Cost of revenues increased 36% to $168.2 million for the second quarter of 2022, compared to $124.1 million for the second quarter of 2021. This $44.1 million increase was primarily driven by the 36% increase in revenues described above, along with inflationary cost pressures impacting materials, transportation, and labor.”

Further, within our Fluids Systems segment disclosures:

Item 2. (Page 22) – “The Fluids Systems segment generated operating income of $0.4 million for the second quarter of 2022, a $7.0 million improvement from the $6.5 million operating loss incurred in the second quarter of 2021, reflecting an incremental margin of 14.4%. The improvement includes a $5.6 million benefit from North America operations and a $1.4 million benefit from international operations, driven primarily by the revenue improvement described above. The incremental margin was lower than typical historical experience, reflecting the impact of inflationary cost pressures from certain international contracts in which customer pricing is fixed, along with elevated operating losses from the Gulf of Mexico.

While we note that inflationary cost pressures had an impact on our cost of revenues, and operating income as a result, we describe the primary impact being the change in revenue. Specifically isolating and quantifying the direct impact of inflation on cost of revenues is difficult as many factors impact the cost of the materials and services we provide to our customers. However, we estimate that inflation increased consolidated cost of revenues by approximately 2% when comparing the three-month period ended June 30, 2022 with the corresponding period in 2021.

As noted above in our response to Comment 1, we attempt to neutralize any inflationary effects through pricing adjustments to our customers or management of other operating costs. As a result, in describing the impact of inflation on our segment operating results, we focus primarily on the estimated impact that inflation had on the operating income of each segment.

In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, the Company intends to remove reference to inflation related to cost of revenues as we believe the impact is not significant for the full year comparison periods. The Company will consider including the quantification of the effect that inflation had on consolidated cost of revenues, to the extent applicable and material, in Management’s Discussion and Analysis

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

of Financial Condition and Results of Operations in future filings and will continue to discuss changes in the significant components of cost of revenues that caused cost of revenues to materially vary between periods.

Liquidity and Capital Resources, page 27

4.You disclose that substantially all your $20.2 million of cash on hand at June 30, 2022 resides in your international subsidiaries. Subject to maintaining sufficient cash requirements to support the strategic objectives of these international subsidiaries and complying with applicable exchange or cash controls, you expect to continue to repatriate available cash from these international subsidiaries. In addition, you had net cash outflows from operations in 2021 and the six months ended June 30, 2022 in comparison to net cash inflows from operations in 2020 and 2019. Please disclose the impact on your liquidity of having substantially all of your cash in international subsidiaries, how much cash you expect to repatriate. the tax impact of any repatriation and any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

Response: We primarily manage our liquidity utilizing availability under our U.S. Amended ABL Facility and other existing financing arrangements. Under our U.S. Amended ABL Facility, we manage daily cash requirements by utilizing borrowings or repayments under this revolving credit facility, while maintaining minimal cash on hand in the U.S. As such, substantially all of our cash on hand is maintained in our international subsidiaries.

As highlighted by the Staff, net cash used in operations was $3.0 million in 2021 and $23.0 million in the first half of 2022, as our business rebounded following the COVID-19 pandemic, the majority of which funded growth in customer receivables and other working capital primarily in the U.S. However, since our U.S. Amended ABL Facility borrowing capacity is determined by the level of customer receivables, inventory, and rental assets in the U.S., the increase in borrowings under the Amended ABL Facility is largely offset by an increase in borrowing capacity, minimizing the effect on the Company’s liquidity. As of June 30, 2022, our total borrowing availability under the Amended ABL Facility was $155.3 million, of which $110.0 million was drawn and $1.4 million was used for outstanding letters of credit, resulting in remaining availability of $43.9 million as disclosed in our Liquidity and Capital Resources in our Q2 2022 Form 10-Q. This reflects a $15.2 million increase in liquidity, as compared to December 31, 2021, when our total borrowing availability under the Amended ABL Facility was $116.3 million, and remaining availability after considering outstanding borrowings and letters of credit was $28.7 million.

While we repatriate excess cash generation from our international subsidiaries, we do not believe that any planned repatriation has a significant impact to our overall liquidity and capital resources, as the majority of our operations are domiciled in the U.S. Further, following the U.S. Tax Cuts and Jobs Act enacted in December 2017, the tax impact on repatriation of cash from these international subsidiaries has been reduced. As of June 30, 2022, we had a liability recorded in our consolidated financial statements of $5.4 million for the total estimated tax impact that would be paid upon full repatriation of undistributed earnings of international subsidiaries.

During the fourth quarter of 2022, we received proceeds of approximately $80 million upon completion of the divestiture transactions that we described above in our response to Staff Comment 2.

Messrs. Babula and Rodriguez
U.S. Securities and Exchange Commission
February 3, 2023

In response to the foregoing comment and consideration of the above, the Company intends to include the following discussion in Liquidity and Capital Resources in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022:

Substantially all our $23.2 million of cash on hand at December 31, 2022 resides in our international subsidiaries. We primarily manage our liquidity utilizing availability under our U.S. Amended ABL Facility and other existing financing arrangements. Under our U.S. Amended ABL Facility, we manage daily cash requirements by utilizing borrowings or repayments under this revolving credit facility, while maintaining minimal cash on hand in the U.S. As of December 31, 2022, our total borrowing availability under the Amended ABL Facility was $164.8 million, of which $80.3 million was drawn and $3.3 million was used for outstanding letters of credit, resulting in remaining availability of $81.2 million.

We expect total availability under the Amended ABL Facility to fluctuate directionally based on the level of eligible U.S. accounts receivable, inventory, and composite mats included in the rental fleet. We expect the projected availability under our Amended ABL Facility and other existing financing arrangements, cash generated by operations, and available cash on-hand in our international subsidiaries to be adequate to fund our current operations during the next 12 months.

We anticipate that future working capital requirements for our operations will generally fluctuate directionally with revenues, though 2023 is expected to benefit from the wind down of approximately $30 million of working capital associated with the fourth quarter 2022 divestiture transactions. We expect capital expenditures in 2023 will remain fairly in line with 2022 levels, with spending heavily focused on the expansion of our mat rental fleet to further support the utilities market penetration. We also expect to return value to our shareholders, utilizing excess cash generation to fund additional share repurchases.

As noted above in our responses to the Staff’s comments, we have provided certain anticipated disclosures we intend to include in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022. We currently plan to file such Annual Report with the Commission on or about February 24, 2023, but no later than March 16, 2023.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at gpiontek@newpark.com or 281-362-6821.

Very truly yours,

NEWPARK RESOURCES, INC.
(Registrant)

By:	/s/ Gregg S. Piontek
Gregg S. Piontek Senior Vice President and Chief Financial Officer

cc:     E. Chipman Earle, Newpark Resources, Inc.
Gerald Spedale, Gibson, Dunn & Crutcher LLP
Deloitte & Touche LLP